Exhibit 5

RECENT DEVELOPMENTS

This Exhibit 5 provides information that supplements the information about Colombia contained in Colombia’s 2020 Annual Report on Form 18-K for the fiscal year ended December 31, 2020 (“2020 Annual Report”), filed with the SEC on August 31, 2021, and as it may be amended from time to time. To the extent the information in this section is inconsistent with the information contained in the 2020 Annual Report, the information in this section replaces such information. Capitalized terms not defined in this section have the meanings ascribed to them in the 2020 Annual Report.

Republic of Colombia

Covid-19

On March 17, 2020, through Decree 417 of 2020, President Duque declared a national Estado de Emergencia Económica, Social y Ecológica, or State of Emergency, for a period of 30 calendar days, in accordance with the provisions of article 215 of the Political Constitution of Colombia, to manage the coronavirus (COVID-19) pandemic. The State of Emergency allows the Government to take extraordinary legislative measures necessary to handle the crisis. Decree 417 of 2020 provides for the adoption of measures including: the use of resources such as the Fondo de Ahorro y Estabilización (FAE) of the Sistema General de Regalías, the Fondo de Pensiones Territoriales (FONPET) and the new Fondo de Mitigación de Emergencias (FOME); the strengthening of the Fondo Nacional de Garantías (FNG) to maintain the availability of credit; the reduction of tax burdens on residents during the crisis; isolation and social distancing; and the continuance of social assistance programs, among other measures adopted by the Government. On May 6, 2020, the Government issued Decree 637 of 2020, declaring a new State of Emergency for a period of 30 calendar days, with the aim of continuing to attend to the crisis derived from the COVID-19 pandemic.

In the framework of the declaration of the States of Emergency, on March 18, 2020, March 22, 2020, and May 6, 2020, respectively, President Duque announced social and economic measures aimed at helping the country through the COVID-19 pandemic.

The main economic measures taken to date during the COVID-19 emergency are described below:

•	2021 Budget

The 2021 budget was enacted by Law No. 2063 on November 28, 2020 and authorizes the Government to incorporate into the 2021 budget the uncommitted outstanding balances of 2020 that had been financed with resources from FOME. These resources have been appropriated to the public health sector, economic recovery and development and the promotion of job creation. On January 26, 2021, through Decree No. 85 of 2021, the Government supplemented the 2021 budget with an additional Ps. 18.5 trillion.

•	Fondo de Mitigación de Emergencias (FOME)

As of July 31, 2021, use of FOME funds in 2021 totaled Ps. 10.3 trillion, which was distributed as follows: Ps. 4.1 trillion for the COVID-19 healthcare emergency, Ps. 4.2 trillion for care of vulnerable populations and Ps. 2.0 trillion for job protection and economic recovery.

•	Fondo Nacional de Garantías (FNG)

On March 28, 2020, the Government issued Decree 492 of 2020, which establishes measures to strengthen the FNG. One of the measures was the capitalization of the FNG with Ps. 3.25 trillion through which the Government sought to facilitate access to credit for micro-, small- and medium-sized companies, by granting guarantees for credit extended to these companies. The capitalization of the FNG comes from the Fondo Nacional para el Desarollo de la Infraestructura (FONDES) and from the surplus capital of entities with state ownership. As of September 22, 2021, FNG has guaranteed operations in an amount of approximately Ps. 30.3 trillion, of which Ps. 21.5 trillion was directed to the program Unidos por Colombia and Ps. 8.8 trillion to other programs.

•	Programa de Apoyo al Empleo Formal (PAEF)

On May 8, 2020, the Government issued Decree 639 of 2020, which creates the Programa de Apoyo al Empleo Formal (PAEF), through which the Government made up to three monthly payments of 40% of the minimum wage, or, Ps. 351,000, per employee, to help companies pay the wages of their workers. The Government, through the Ministry of Housing and the Ministry of Finance, announced a new measure to help the economy by boosting the construction sector, which has gradually resumed activities under strict public health safety protocols. The initiative consists of granting subsidies for the purchase of 200,000 housing units between 2020 and 2022, of which 100,000 will be designated as low-income housing and 100,000 will be for families of any income level, with certain pricing requirements.

On August 14, 2020, the Government submitted a bill to Congress which proposed to extend PAEF through the end of 2020. On October 22, 2020, the Government announced that PAEF would continue until March 2021 to provide support to the labor market. On January 25, 2021, the Government submitted Bill No. 373 to Congress proposing to extend PAEF until September 2021. During the second debate in the Senate, the proposal was modified to extend PAEF until December 2021. On September 13, 2021, Congress approved such bill, and enacted Law No. 2155 of 2021, under which the PAEF is extended until December 2021 for companies that have up to 50 employees on their payroll and natural persons that have two or more employees.

The Government, through Decree No. 789 of 2020, announced a temporary exclusion of VAT for specific products and services including (i) chemical raw materials for medicines for the duration of the public health emergency; (ii) restaurants and cafeterias, until December 31, 2020; (iii) imported vehicles, until December 31, 2021; and (iv) hotel and tourism services, until December 31, 2021.

The Government announced on February 25, 2021 that the declaration of a health emergency would be extended until at least May 31, 2021. On May 26, 2021, through Resolution No. 738 of 2021, the Government announced the extension of the health emergency until August 31, 2021. On August 27, 2021, through Resolution No. 1315 of 2021, the Government announced the extension of the health emergency until November 30, 2021.

Through Law 2073 of December 31, 2020, Colombia approved an increase in the country’s debt ceiling by the amount of U.S. $14.0 billion. This increase was intended to give the Government sufficient flexibility in the budget and a prudent financing margin to face potential economic shocks.

The Government, through FOME, has allocated to the Ministry of Health Ps. 6.1 trillion in 2020 and Ps. 3.9 trillion in 2021. The focus areas of these supplemental appropriations are (i) increasing hospital capacity, (ii) improving the quality and access of health insurance to the population and (iii) the implementation of the national COVID-19 vaccination plan.

On January 29, 2021, the Government issued Decree 109 of 2021, which establishes the vaccination plan against COVID-19, which program consists of vaccinating the population in two phases and five stages, prioritizing risk groups and thus progressively reaching 37.8 million vaccinated individuals. In the first phase, the plan sought to reduce mortality and the incidence of serious cases from the virus, as well as protect health workers. The second phase aimed to reduce contagion and generate herd immunity. Vaccinations started on February 20, 2021. On July 17, 2021, the last stage of the vaccination program began. As of October 9, 2021, a total of 42.9 million doses of COVID-19 vaccines have been administered in Colombia.

As of October 4, 2021, the Government had purchased 76.3 million doses of COVID-19 vaccines for 42.7 million people, of which 20.3 million doses were purchased through the multilateral Covax agreement and 56.0 million doses were purchased through bilateral agreements. The bilateral agreements include 15 million doses from Pfizer, 10 million doses from AstraZeneca, 10 million doses from Moderna, 9 million doses from Janssen, and 12 million doses from Sinovac. The Government has also received 6.9 million doses in donations, of which 2.5 million doses were from Janssen, 3.5 million doses were from Moderna and 0.9 million were from AstraZeneca.

On June 2, 2021, the Government issued Resolution No. 777 of 2021, which establishes conditions for the reopening of economic, social and government activities. The gradual reopening of activities will be subject to certain biosecurity protocols, such as operation of businesses below maximum capacity and the keeping of one meter of distance between persons, as well as evolving health statistics, such as vaccination rate, infection rate and availability of ICU beds.

As of October 11, 2021, COVID-19 infections in Colombia totaled 13,974 active cases.

Government and Political Parties

The National Development Plan 2018—2022 (the “2018-2022 Plan”), approved on May 25, 2019, is focused on consolidating the Republic’s social advances and improvements. The 2018-2022 Plan is based on three main pillars: (i) rule of law, (ii) entrepreneurship and (iii) social justice.

•	Rule of Law: promotion of the rule of law, increase security and the consolidation of peace;

•	Entrepreneurship: economic growth will be enhanced with an environment favorable to the creation and consolidation of a friendly business environment; and

•	Social Justice: promote social mobility and increased prosperity.

The 2018-2022 Plan aims to increase local, regional and national integration as well as reduce poverty and inequality and increase employment. The 2018-2022 Plan focuses on economic reactivation and employment promoting economic growth in the social inclusion, mines and energy, transportation and housing sectors. The 2018-2022 Plan also seeks to reduce poverty and inequality.

On September 22, 2021, the investment budget for fiscal year 2022, amounting to Ps. 68.2 trillion, was approved by the joint Senate and Chamber Economic Commission in the first debate and is awaiting second debate in the plenary session of Congress.

The Special Jurisdiction for Peace (“JEP”) is the justice component of the integral system of truth, justice, reparation and non-repetition implemented by the peace agreement between the Government and Fuerzas Armadas Revolucionarias Colombianas (Colombian Revolutionary Armed Forces, or “FARC”), which entered into force in March 2017. The JEP has the function of administering transitional justice and deciding cases related to crimes within the framework of the armed conflict committed before December 1, 2016. The JEP was created to last for no more than 20 years.

As of August 18, 2021, 13,117 Colombians had been submitted to the JEP. Of that group, 9,812 were members of the FARC, 3,143 were members of the military, 150 were agents of the state and 12 were social protesters.

As of August 18, 2021, the JEP’s justice courts had adopted 39,689 judicial decisions and the JEP’s peace tribunal had adopted 7,379 judicial decisions. The JEP had received 423 reports from victims’ organizations and state institutions and 94 proceedings of dialogical construction of truth and inter-jurisdictional coordination and intercultural dialogue.

Corruption Investigations

On January 12, 2017, the Fiscalia General de la Nación initiated a corruption investigation into the activities of the Brazilian construction firm Odebrecht.

On September 14, 2018, the Superintendencia de Industria y Comercio initiated a corruption investigation into Odebrecht’s actions in relation to the adjudication of the Ruta del Sol II highway concession.

On December 13, 2018, a local court disqualified Odebrecht from bidding and contracting with the Republic for a period of 10 years.

On May 22, 2019, the Attorney General announced the conviction of a businessman for activities related to the Odebrecht case.

On February 22, 2021, the Colombian prosecutor’s office announced the indictment of 12 individuals for different alleged crimes related to corruption investigations into activities of Odebrecht.

On March 30, 2021, the Attorney General announced the indictment of three former officers of Odebrecht for alleged crimes related to several phases of the Ruta del Sol project. On April 8, 2021, the Attorney General announced that two businessmen were convicted for several crimes related to the Odebrecht case.

On July 29, 2021, the Supreme Court of Justice convicted a former senator for his actions as a co-conspirator of crimes related to the Odebrecht case, including money laundering.

Internal Security

On August 3, 2021, the Minister of the Interior and the Minister of Defense announced the capture of Henry Darío Areiza Jaramillo, one of the main organizers of drug trafficking, attacks on the military and forced displacement, in Ituango, Antioquia.

On September 13, 2021, the Minister of Defense announced the success of a military operation against the Gulf Clan in Ituango, which operation neutralized seven members of the Gulf Clan and captured two members. The Gulf Clan is responsible for numerous terrorist attacks against the police in this region.

On September 16, 2021, the Minister of Defense attributed responsibility for a terrorist attack against the police in San Vicente del Caguán, which attack caused the death of one police officer and injured another, to FARC dissidents.

On September 20, 2021, the Minister of Interior announced that progress had been made in a military operation against two longtime ELN leaders in the department of Chocó.

Other Domestic Initiatives

On July 20, 2021, the Government submitted a new fiscal bill to Congress called the Ley de Inversión Social. The proposed bill includes a set of measures intended to protect the most vulnerable population, reactivate economic activity and stabilize public finances. The proposal is a result of a consensus with different political and social actors, and seeks to collect Ps. 15.2 trillion per year. On September 7, 2021, Congress approved the bill, and on September 14, 2021, President Duque enacted the Ley de Inversión Social as Law No. 2155 of 2021.

Pact for the Construction of Peace: Culture of Legality, Coexistence, Stabilization and Victims (“2018-2022 Pact”)

The 2018-2022 Plan approved the 2018-2022 Pact, which aims to build a culture of legality based on the essential relationship between security and justice for a peaceful coexistence. A budget of Ps. 37.1 trillion was approved to fund the 2018-2022 Pact. The main objectives of the 2018-2022 Pact include (i) increased investments in the municipalities most affected by violence; (ii) welfare and assistance programs focused on 1.7 million vulnerable individuals; and (iii) increased efficiency in the use of resources aimed at providing reparations to approximately 1.3 million victims of the armed conflict.

On September 16, 2021, President Duque reported that as part of the 2018-2022 Pact, the Government has invested more than U.S. $3.0 billion for the benefit of 170 municipalities affected by violence in Colombia.

Humanitarian Crisis in Venezuela

On March 1, 2021, through Decree No. 216 of 2021, the Temporary Protection Statute for Venezuelan Migrants, which is valid for 10 years, was enacted. The Temporary Protection Statute, which will serve as a complementary mechanism to the international refugee protection regime, establishes a registry to identify Venezuelan migrants, provides them with a temporary protected status and allows them to obtain a resident visa.

As of August 31, 2021, more than 1,233,300 Venezuelan migrants had registered under the Temporary Protection Statue.

On October 5, 2021, the Colombian-Venezuelan border was reopened. The Colombian government announced that it expected the border reopening to be gradual and orderly.

Migration

Since July 2021, Colombia has received over 15,000 migrants from Haiti traveling to cross the Colombian border to Panamá. Due to the small number of boats available to transport the migrants across the Gulf of Urabá, a large number of migrants have been gathering in Necoclí, Colombia, causing a humanitarian crisis. On August 10, 2021, the Colombian government met with the Panamanian government to discuss cooperation between the two countries to prevent crime and guarantee migrants’ rights at the border.

Economy

Gross domestic product

Real GDP grew by 2.1%, 1.4%, 2.6%, and 3.3% in 2016, 2017, 2018 and 2019 respectively, and, based on preliminary figures, decreased by 6.8% in 2020. According to preliminary figures, GDP increased by 1.1% in the first quarter of 2021 compared to an increase of 7.0% during the same period in 2020. According to preliminary figures, GDP increased by 17.6% in the second quarter of 2021 compared to a decrease of 15.7% in the same period of 2020. The increase in GDP during 2021 was mainly due to the reactivation of the economy due to the decrease in COVID-19 cases as a result of the vaccination progress in the country. The economic activities that contributed the most to the increase in the second quarter of 2021 were arts and entertainment, which increased 83.8%, retail, which increased 40.3%, and manufacturing, which increased 32.5%.

The services sector has traditionally been the largest sector of the Colombian economy. In 2020, the services sector decreased by 4.9% in real terms and represented approximately 59.5% of GDP. According to preliminary figures, the services sector increased by 3.3% during the three-month period ended March 31, 2021 and increased by 11.5% during the six-month period ended June 30, 2021.

The manufacturing sector decreased by 7.7% in real terms in 2020 and represented approximately 11.7% of GDP in 2020. According to preliminary figures, the manufacturing sector increased by 7.0% during the three-month period ended March 31, 2021 and increased by 18.2% during the six-month period ended June 30, 2021.

Agriculture, livestock, fishing, forestry and hunting have also traditionally played an important role in the Colombian economy. Production in the agriculture, livestock, fishing, forestry and hunting sector increased by 2.6% in real terms in 2020, and the sector accounted for approximately 6.8% of GDP in 2020. According to preliminary figures, the agriculture, livestock, fishing, forestry and hunting sector increased by 3.7% during the three-month period ended March 31, 2021 and increased by 3.8% during the six-month period ended June 30, 2021.

Construction activity decreased by 25.8% in real terms in 2020 and accounted for approximately 5.2% of GDP in 2020. According to preliminary figures, the construction sector decreased by 6.6% during the three-month period ended March 31, 2021 and increased by 3.6% during the six-month period ended June 30, 2021.

Mining (including oil) decreased by 16.0% in real terms in 2020 and represented approximately 4.5% of GDP in 2020. According to preliminary figures, the mining sector decreased by 14.8% during the three-month period ended March 31, 2021 and decreased by 5.1% during the six-month period ended June 30, 2021.

The electricity, gas and water sector decreased by 2.6% in real terms in 2020 and represented approximately 3.2% of GDP in 2020. According to preliminary figures, the electricity, gas and water sector decreased by 1.3% during the three-month period ended March 31, 2021 and increased by 3.7% during the six-month period ended June 30, 2021.

Principal Sectors of the Economy

Services

As of the first quarter of 2021, the number of internet broadband connections reached a total of 40.95 million internet subscribers (8.05 million with fixed broadband connections and 32.9 million with mobile connections), a 10.7% increase from the same quarter in 2020.

Role of the State in the Economy

Ecopetrol reported a net profit of Ps. 3.7 trillion in the second quarter of 2021, compared with a net profit of Ps. 0.0 trillion in the same period of 2020. The results from the first quarter of 2021 are Ecopetrol’s best results in the last 5 years.

ISA reported a net profit of Ps. 585.9 billion in the second quarter of 2021, compared to a net profit of Ps. 550.4 billion in the same quarter of 2020. The increase in the net profit was mainly due to an increase in revenue.

Employment and Labor

The following table presents national monthly average rates of unemployment from January 2016 through July 2021, according to the methodology adopted by DANE:

National Monthly Unemployment Rates(1)

	2016	2017	2018	2019	2020	2021
January	11.9%	11.7%	11.8%	12.8%	13.0%	11.0%
February	10.0	10.5	10.8	11.8	12.2	15.9
March	10.1	9.7	9.4	10.8	12.6	14.2
April	9.0	8.9	9.5	10.3	19.8	15.1
May	8.8	9.4	9.7	10.5	21.4	15.6
June	8.9	8.7	9.1	9.4	19.8	14.4
July	9.8	9.7	9.7	10.7	20.2	14.3
August	9.0	9.1	9.2	10.8	16.8	—
September	8.5	9.2	9.5	10.2	15.8	—
October	8.3	8.6	9.1	9.8	14.7	—
November	7.5	8.4	8.8	9.3	13.3	—
December	8.7	8.6	9.7	9.5	13.4	—

(1)	Unemployment rate is defined as the unemployed population divided by the labor force.

Source: DANE.

The following table presents national quarterly average rates of employment by gender for the periods indicated:

National Quarterly Employment Rates by Gender

	2017		2018		2019		2020		2021
	Women	Men	Women	Men	Women	Men	Women	Men	Women	Men
First Quarter	46.0%	68.5%	45.3%	68.0%	45.1%	67.4%	42.6%	65.6%	39.3%	63.5%
Second Quarter	48.7%	69.6%	47.7%	69.2%	46.0%	67.6%	33.1%	54.7%	39.2%	63.2%
Third Quarter	47.5%	69.3%	47.3%	69.2%	45.6%	67.3%	36.2%	61.1%
Fourth Quarter	48.9%	70.2%	47.6%	69.9%	46.7%	69.2%	41.3%	65.8%

Source: DANE.

The following tables present the distribution of national employment by sector of the economy for the periods indicated:

National Quarterly Employment Rates by Sector

	2017
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Agriculture, fishing, hunting and forestry	16.2%	16.4%	16.9%	17.1%
Mining and quarrying	0.8%	1.0%	1.0%	0.6%
Manufacturing	11.5%	12.2%	11.2%	12.2%
Electricity, gas and water supply	0.5%	0.5%	0.5%	0.5%
Construction	6.1%	6.0%	6.1%	6.3%
Retail, hotels and restaurants	27.8%	26.6%	27.1%	27.2%
Transport, storage and communications	8.5%	8.1%	7.9%	7.9%
Financial intermediation	1.4%	1.4%	1.4%	1.3%
Real estate, renting and business activities	8.1%	8.1%	8.3%	8.3%
Community, social and personal services	19.2%	19.8%	19.7%	18.6%
Total	100.0%	100.0%	100.0%	100.0%

	2018
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Agriculture, fishing, hunting and forestry	17.1%	16.1%	16.5%	17.3%
Mining and quarrying	0.9%	1.1%	1.1%	0.7%
Manufacturing	11.6%	12.1%	11.9%	12.6%
Electricity, gas and water supply	0.6%	0.6%	0.6%	0.5%
Construction	5.8%	6.0%	6.4%	6.7%
Retail, hotels and restaurants	27.5%	26.7%	27.0%	26.1%
Transport, storage and communications	8.2%	8.0%	7.9%	7.8%
Financial intermediation	1.3%	1.3%	1.5%	1.4%
Real estate, renting and business activities	8.1%	7.8%	7.6%	7.8%
Community, social and personal services	19.0%	20.3%	19.6%	19.0%
Total	100.0%	100.0%	100.0%	100.0%

	2019
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Agriculture, fishing, hunting and forestry	15.9%	15.2%	15.9%	16.3%
Mining and quarrying	0.9%	0.9%	0.9%	0.7%
Manufacturing	11.6%	12.3%	11.5%	11.4%
Electricity, gas and water supply	0.6%	0.6%	0.7%	1.0%
Construction	6.4%	6.5%	6.8%	7.1%
Retail, hotels and restaurants	27.7%	27.2%	26.9%	26.9%
Transport, storage and communications	8.2%	8.2%	7.8%	8.1%
Financial intermediation	1.5%	1.5%	1.5%	1.3%
Real estate, renting and business activities	7.8%	7.7%	7.7%	7.5%
Community, social and personal services	19.6%	20.4%	20.4%	19.7%
Total	100.0%	100.0%	100.0%	100.0%

	2020
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Agriculture, fishing, hunting and forestry	15.4%	17.3%	17.9%	16.8%
Mining and quarrying	0.8%	1.4%	1.0%	0.8%
Manufacturing	10.9%	10.5%	11.0%	11.6%
Electricity, gas and water supply	1.2%	1.3%	1.2%	1.0%
Construction	6.8%	6.1%	7.2%	7.2%
Retail, hotels and restaurants	26.6%	25.8%	25.3%	26.3%
Transport, storage and communications	9.0%	8.7%	8.2%	8.5%
Financial intermediation	1.5%	1.6%	1.4%	1.2%
Real estate, renting and business activities	7.7%	7.8%	7.3%	7.3%
Community, social and personal services	20.0%	19.4%	19.6%	19.3%
Total	100.0%	100.0%	100.0%	100.0%

	2021
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Agriculture, fishing, hunting and forestry	15.8%	15.5%	—	—
Mining and quarrying	0.8%	1.3%	—	—
Manufacturing	10.9%	10.6%	—	—
Electricity, gas and water supply	1.2%	1.3%	—	—
Construction	7.3%	7.1%	—	—
Retail, hotels and restaurants	27.5%	26.7%	—	—
Transport, storage and communications	8.9%	9.0%	—	—
Financial intermediation	1.4%	1.4%	—	—
Real estate, renting and business activities	7.4%	7.7%	—	—
Community, social and personal services	18.9%	19.4%	—	—
Total	100.0%	100.0%	—	—

Source: DANE. Calculations: Ministry of Finance.

Foreign Trade and Balance of Payments

Balance of Payments

In June 2014, Banco de la República adopted the sixth edition of the IMF’s Balance of Payments Manual framework and incorporated changes in balance of payments statistics from 2000 onward. The key changes from the fifth edition to the sixth edition of the IMF’s Balance of Payments Manual methodology include the reclassification of accounts within the balance of payments. On the current account side, a financial intermediation services account (FISIM) has been created and is included within the services account. The corresponding information was previously incorporated in the income line.

On the capital account side, loans between affiliates (for nonfinancial sector companies), which had previously been incorporated within the loans account, are now included in the direct investment account. Furthermore, changes in the format for the presentation of information have been incorporated. Additionally, measurements of exports in the table “Balance of Payments” are different from the table “Exports (FOB) by Group of Products” and from the table “Trends in the Composition of Exports”, because these two latter tables do not incorporate special trade operations and commerce from the Free Trade Zones.

According to provisional figures, Colombia’s current account registered a deficit of U.S. $9,927 million in 2020 compared to a deficit of U.S. $14,991 million in 2019. The decrease in the deficit was mainly due to a decrease in imports as a result of reduced economic activity during the COVID-19 pandemic. The financial account registered a deficit of U.S. $8,319 million in 2020 compared to a U.S. $13,299 million deficit in 2019. The decrease in the financial account deficit in 2020 compared to 2019 was due to a decrease in net liabilities incurred.

The following table presents the balance of payments figures for the periods indicated based on the sixth edition of the IMF’s Balance of Payments Manual:

Balance of Payments(1)(2)(3)(4)

	For the Year ended December 31,
Account	2016	2017	2018	2019	2020
Current Account	(12,587)	(10,110)	(14,188)	(14,991)	(9,927)
Credit (Exports)	54,748	62,646	68,800	68,324	52,189
Debit (Imports)	67,334	72,756	82,988	83,315	62,116
Goods and Services	(13,451)	(8,947)	(10,703)	(14,336)	(13,371)
Credit (Exports)	42,769	49,313	53,724	51,324	38,056
Debit (Imports)	56,220	58,260	64,427	65,660	51,427
Goods	(9,176)	(4,470)	(6,541)	(10,053)	(8,981)
Credit (Exports)	34,063	39,777	42,993	40,656	32,309
Debit (Imports)	43,239	44,247	49,534	50,708	41,290
Services	(4,275)	(4,477)	(4,162)	(4,283)	(4,390)
Credit (Exports)	8,706	9,536	10,731	10,668	5,747
Debit (Imports)	12,981	14,013	14,893	14,952	10,137
Primary Income	(5,312)	(8,046)	(11,442)	(9,710)	(5,343)
Credit (Exports)	4,994	5,577	6,177	6,983	4,479
Debit (Imports)	10,306	13,623	17,619	16,693	9,823
Secondary Income	6,177	6,883	7,957	9,055	8,788
Credit (Exports)	6,985	7,757	8,899	10,017	9,654
Debit (Imports)	808	873	941	962	866
Financial Account	(12,339)	(9,625)	(12,954)	(13,299)	(8,319)
Direct Investment	(9,341)	(10,011)	(6,172)	(10,836)	(5,921)
Net Acquisition of Financial Assets	4,517	3,690	5,126	3,154	1,721
Equity and Investment Fund Share	4,975	3,386	3,656	3,301	2,741
Debt Instruments	(458)	304	1,471	(147)	(1,020)
Net Incurrence of Liabilities	13,858	13,701	11,299	13,990	7,641
Equity and Investment Funds Share	9,186	11,907	9,695	11,579	5,114
Debt Instruments	4,672	1,794	1,604	2,411	2,527
Portfolio Investment	(4,945)	(1,800)	862	24	(1,792)
Net Acquisition of Financial Assets	5,084	6,012	1,211	315	5,747
Equity and Investment Fund Share	903	4,600	(163)	364	3,075
Debt Securities	4,181	1,413	1,374	(48)	2,672
Net Incurrence of Liabilities	10,029	7,812	349	291	7,539
Equity and Investment Fund Share	(363)	472	(823)	(1,232)	(454)
Debt Securities	10,392	7,340	1,172	1,523	7,993

	For the Year ended December 31,
Account	2016	2017	2018	2019	2020
Financial Derivatives and Options to Purchase Shares Employees	(621)	365	21	84	(513)
Net Acquisition of Financial Assets	(794)	(169)	(473)	(405)	(1,081)
Net Incurrence of Liabilities	(173)	(534)	(494)	(489)	(568)
Other Investments	2,403	1,276	(8,852)	(5,904)	(4,421)
Net Acquisition of Financial Assets	2,929	(264)	211	(3,476)	3,469
Net Incurrence of Liabilities	526	(1,540)	9,062	2,428	7,890
Reserve Assets	165	545	1,187	3,333	4,329
Net Errors and Omissions	247	485	1,234	1,692	1,608
Memorandum of the Financial Account Excluding Reserve Assets	(12,504)	(10,170)	(14,141)	(16,632)	(12,647)

(1)	Data for 2018, 2019 and 2020 are preliminary and data for 2017 and 2016 are revised.
(2)

The calculation of the change in international reserves is made based on the 6th edition of the IMF Balance of Payments Manual, following the recommendation not to include in this calculation changes due to exchange rate and price valuations.

(3)	Other financial corporations are institutional units that provide financial services, and which assets and liabilities are, in general, not available in open financial markets.
(4)

Non-financial companies are companies whose main activity is the production of market non-financial goods or services. Legally constituted companies, branches of non-resident companies, quasi-corporations, hypothetical resident units that own land and resident non-profit institutions that are market producers of non-financial goods or services belong to this category.

Source: Banco de la República—Economic Studies.

According to Banco de la República, exports of goods decreased by 21.0% in 2020 compared to 2019, principally due to a 45.2% decrease in exports of oil and its derivatives. Nontraditional exports, including emeralds, increased by 1.5%, from U.S. $15,032 million in 2019 to U.S. $15,253 million in 2020. Among industrial exports, taking into account the variation from December 2019 to December 2020, the largest increases among the categories of specifically identified export products were registered by food, which increased by 26.1%, textiles and manufacturing, which increased by 9.8%, and manufacturing and paper production, which increased by 23.4%. Exports of goods in 2020 totaled approximately U.S. $31,056 million, including oil and its derivatives (28.2% of total exports), coal (13.4% of total exports), coffee (7.9% of total exports), nickel (1.4% of total exports) and nontraditional exports (49.1% of total exports). As of July 31, 2021 exports of goods increased 20.1% compared to the same period of 2020. During the same period, non-traditional exports increased by 25.8% to U.S. $10,309 million, compared to U.S. $8,192 million during the same period in 2020.

According to preliminary figures supplied by DANE and DIAN, exports of goods totaled U.S. $3,252 million FOB in July of 2021, representing a 27.4% increase compared to the same month in 2020, mainly due to a 32.6% increase in fuel sales.

Geographic Distribution of Trade

The following tables show the destination and origin, respectively, of Colombia’s exports and imports for the periods indicated.

Merchandise Exports to Major Trading Partners

	2016(1)	2017(1)	2018(1)	2019(1)	2020(1)	As of July 31, 2021(1)

	(percentage of total exports)
United States	32.1%	27.9%	25.5%	29.2%	28.7%	28.8%
Venezuela	1.9%	0.8%	0.8%	0.5%	0.6%	0.7%
China	3.7%	5.8%	10.0%	11.6%	8.9%	10.9%
Netherlands	3.8%	4.1%	2.5%	3.1%	2.3%	2.4%

	2016(1)	2017(1)	2018(1)	2019(1)	2020(1)	As of July 31, 2021(1)

	(percentage of total exports)
Ecuador	3.8%	3.9%	4.4%	4.9%	4.7%	4.2%
Panama	6.4%	6.5%	7.0%	6.0%	4.6%	4.6%
Spain	3.6%	2.6%	2.8%	1.3%	1.6%	1.6%
Chile	2.1%	2.7%	2.8%	2.5%	2.5%	2.6%
Peru	3.3%	3.0%	2.8%	2.9%	2.8%	2.8%
Brazil	3.1%	3.6%	3.7%	3.7%	4.1%	5.0%
India	0.7%	0.7%	1.3%	0.9%	2.6%	3.1%
United Kingdom	1.5%	1.1%	1.0%	1.2%	1.2%	1.2%
Switzerland	1.2%	0.9%	0.8%	0.4%	0.4%	0.5%
Others	32.6%	36.4%	34.5%	31.9%	35.0%	31.6%
Total	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

Totals may differ due to rounding.

1:	Preliminary.

Sources: DANE and National Directorate of Customs and Taxes.

Merchandise Imports by Major Trading Partners(1)

	2016(2)	2017(2)	2018(2)	2019(2)	2020(2)	As of July 31, 2021(2)

	(percentage of total imports)
United States	26.4%	26.0%	25.2%	25.1%	24.1%	23.7%
Mexico	7.7%	7.6%	7.8%	7.5%	6.9%	6.4%
China	19.2%	18.9%	20.6%	20.8%	23.8%	23.1%
Panama	0.1%	0.1%	0.1%	0.1%	0.1%	0.0%
Switzerland	0.9%	0.9%	0.9%	0.9%	0.9%	0.8%
South Korea	1.9%	1.7%	1.6%	1.3%	1.5%	1.6%
Germany	3.8%	4.1%	4.3%	4.2%	3.8%	3.6%
Brazil	4.7%	5.0%	5.5%	6.0%	5.7%	5.7%
Chile	1.6%	1.5%	1.4%	1.2%	1.4%	1.1%
Japan	2.5%	2.7%	2.5%	2.3%	2.0%	2.1%
Spain	2.0%	2.1%	1.9%	1.9%	1.8%	2.3%
Uruguay	0.2%	0.1%	0.1%	0.1%	0.2%	0.1%
Ecuador	1.8%	1.6%	1.6%	1.6%	1.9%	1.4%
Others	27.1%	27.8%	26.4%	26.9%	26.0%	28.1%
Total	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

Totals may differ due to rounding.

1:	Correspond to country of purchase.
2:	Preliminary

Sources: DANE and National Directorate of Customs and Taxes.

Colombia’s major trading partners classified by exports are the United States, the European Union and China. Exports to the United States were U.S. $8.9 billion in 2020, compared to U.S. $11.5 billion in 2019. According to preliminary figures, exports to the United States were U.S. $7.0 billion for the eight-month period ended August 31, 2021, compared to U.S. $5.8 billion in the same period of 2020.

Exports to the European Union were U.S. $4.0 billion in 2020, compared to U.S. $4.6 billion in 2019. According to preliminary figures, exports to the European Union totaled U.S. $2.6 billion for the eight-month period ended August 31, 2021, compared to U.S. $2.3 billion in the same period of 2020.

Exports to China were U.S. $2.8 billion in 2020, compared to U.S. $4.6 billion in 2019. According to preliminary figures, exports to China totaled U.S. $2.6 billion for the eight-month period ended August 31, 2021, compared to U.S. $1.8 billion in the same period of 2020.

Colombia’s major trading partners classified by imports are the United States, China and México. Imports from the United States were U.S. $10.5 billion in 2020, compared to U.S. $13.3 billion in 2019. According to preliminary figures, imports from the United States were U.S. $7.3 billion for the seven-month period ended July 31, 2021, compared to U.S. $6.3 billion in the same period of 2020.

Imports from China totaled U.S. $10.4 billion in 2020, compared to U.S. $11.0 billion in 2019. According to preliminary figures, imports from China totaled U.S. $7.5 billion for the seven-month period ended July 31, 2021, compared to U.S. $5.6 billion in the same period of 2020.

Imports from México totaled U.S. $2.9 billion in 2020, compared to U.S. $3.9 billion in 2019. According to preliminary figures, imports from México totaled U.S. $1.9 billion for the seven-month period ended July 31, 2021, compared to U.S. $1.6 billion in the same period of 2020.

Monetary System

Financial sector

As of July 31, 2021, Colombia’s financial sector had a total gross loan portfolio of Ps. 534.7 trillion, compared to Ps. 517.8 trillion as of July 31, 2020. Past due loans totaled Ps. 24.6 trillion as July 31, 2021, compared to Ps. 20.1 trillion as of July 31, 2020. Past due loans were 4.6% of total loans as of July 31, 2021 and 3.9% of total loans as of July 31, 2020. Provisions as a percentage of past due loans were 157.1% as of July 31, 2021, compared to 169.0% as of July 31, 2020.

The aggregate net technical capital (or solvency ratio) of Colombian banks was 20.3% of risk-weighted assets as of July 31, 2021 compared to 15.5% as of July 31, 2020. Risk-weighted assets decreased to Ps. 453.8 trillion as of July 31, 2021, from Ps. 552.5 trillion as of July 31, 2020

The following table shows the results of the financial sector as of and for the 12 months ended July 31, 2021:

Selected Financial Sector Indicators

(in millions of pesos as of and for

the 12 months ended July 31, 2021)

	Assets		Liabilities		Net Worth		Earnings
Banks	Ps.	767.919.361	Ps.	671,560,323	Ps.	96,359,038	Ps.	7,134,997
Non-Banking Financial Institutions(1)		40,069,713		24,472,705		15,597,008		1,370,646
Special State-Owned Institutions(2)		93.084.722		54,370,958		38,713,764		2,127,248

Total	Ps.	901,073,796	Ps.	750,403,986	Ps.	150,669,810	Ps.	10,632,890

(1)	Includes financial corporations, commercial financing companies and cooperatives.
(2)	Includes FDN, Bancoldex, FINDETER, FINAGRO, FONADE, FNA, FOGAFIN, FOGACOOP, FNG, ICETEX.

Source: Financial Superintendency.

Interest rates and inflation

Inflation, as measured by the change in the consumer price index, was 5.8% in 2016, 4.1% in 2017, 3.2% in 2018, 3.8% in 2019 and 1.6% in 2020. The rate of inflation decreased in 2020 as compared to 2019 mainly due to a decrease in the prices of education, clothing and footwear and furniture, household items and items for its ordinary upkeep. The 12-month change in CPI as of September 30, 2021 was 4.5%.

Producer price inflation (as measured by the change in the producer price index, or “PPI”) stood at 2.2% in 2016, increased to 3.3% in 2017, decreased to 2.3% in 2018, increased to 6.1% in 2019 but decreased to 0.9% in 2020. The decrease in the year-over-year producer price index was mainly due to a decrease in prices of mining (17.8%). As of September 30, 2021, the year-over-year PPI increased 19.7%, mainly due to an increase in prices of mining (63.5%) and agriculture, livestock and fishing (21.5%).

The average short-term composite reference rate (depósitos a término fijo, or “DTF”) for 2017 was 6.0%. The average DTF for 2018 was 4.7%. The average DTF for 2019 was 4.5%. The average DTF for 2020 was 3.4%. As of September 30, 2021, the DTF was 2.1%.

The following table shows changes in the CPI and the PPI and average 90-day deposit rates for the periods indicated.

Inflation and Interest Rates

Period	Consumer Price Index (CPI)(1)	Producer Price Index (PPI)(1)	Short-Term Reference Rate (DTF)(2)
2017	5.5	3.3	6.0
2018	3.7	2.3	4.7
2019	3.8	6.1	4.5
2020
January	3.6	4.7	4.5
February	3.5	2.7	4.5
March	3.6	(0.2)	4.5
April	3.0	(4.8)	4.6
May	2.6	(5.2)	4.3
June	2.3	(1.9)	3.8
July	2.3	(1.0)	3.3
August	2.2	0.3	2.8
September	2.2	(1.3)	2.4
October	2.1	(0.7)	2.0
November	2.0	(0.6)	2.0
December	1.6	(0.9)	1.9
2021
January	1.6	2.6	1.9
February	1.6	6.3	1.8
March	1.5	11.3	1.8
April	2.0	16.5	1.8
May	3.3	18.7	1.8
June	3.6	18.2	1.9
July	4.0	18.3	1.9
August	4.4	17.6	2.0
September	4.5	19.7	2.1

1:	Percentage change over the previous 12 months at the end of each month indicated.
2:	Average for each of the years 2017-2019 and, for each indicated month in 2020 and 2021, year-on-year of the DTF, as calculated by the Financial Superintendency.

Sources: DANE and Banco de la República.

On March 27, 2020, Banco de la República decreased the discount rate by 50 basis points to 3.75% due to the COVID-19 pandemic, which directly affected Colombian economic activity, contracted international trade, and caused a collapse in the price of oil. From March 30, 2020 to September 28, 2020, Banco de la República decreased the discount rate by an additional 200 basis points to 1.75% as a countercyclical monetary policy stance in response to the global economic collapse caused by the COVID-19 pandemic. On September 30, 2021, Banco de la República increased the discount rate by 25 basis points to 2.00%, due mainly to strengthening domestic and international demand.

Banco de la República Response to COVID-19

The COVID-19 pandemic has caused an indeterminable adverse impact on the world economy. Colombia has been severely affected by the collapse in the international price of oil. To guarantee a broad and timely provision of liquidity in both pesos and dollars, in addition to interest rate reductions, Banco de la República has taken actions to support the Colombian economy and financial system, including the provision of non-delivery forwards in the amount of up to U.S. $1 billion. On March 13, 2020, Banco de la República increased the allotment of liquidity auctions to Ps. 17 trillion, and on March 17, 2020, increased them again to Ps. 20 trillion. On March 23, 2020, the board of directors of Banco de la República authorized Banco de República to buy private instruments and to buy TES up to Ps. 2 trillion for the month of March. By the end of April 2020, the balance of TES held by Banco de la República totaled Ps. 19.9 billion. During April 2020, Banco de la República made definitive purchases of private debt securities totaling Ps. 3.4 billion.

On May 4, 2020, with the aim of increasing international reserves and taking into account the monetization of dollars provided by the Government, Banco de la República bought U.S. $2 billion through the General Directorate of Public Credit and National Treasury of the Ministry of Finance.

With the purpose of reinforcing the adequate supply of liquidity to the economy and supporting the provision of credit required by companies and households, on May 5, 2020, the board of directors of Banco de la República authorized Banco de la República to carry out temporary expansion operations with portfolio securities for an amount of up to Ps. 6.3 trillion.

On June 30, 2020, Banco de la República announced that it would continue to supply liquidity to the economy and would maintain indefinitely the REPO collateralized with bank credit claims. Banco de la República continued to offer non-delivery forward contracts up until November 27, 2020.

On December 2, 2020, Banco de la República purchased U.S. $1.5 billion from the Ministry of Finance and Public Credit at the then-current certified exchange rate.

In December 2020, Banco de la República signed inter-institutional agreements with both the Central Bank of Paraguay and the Bank of México that aim to establish coordination in areas of vital importance in central banking such as monetary and exchange policy, the administration of international reserves, the analysis of financial stability and the design and evaluation of macroprudential policies.

Foreign Exchange Rates and International Reserves

Exchange Rates

From January 1994 to September 1999, Banco de la República maintained a band within which the exchange rate was permitted to fluctuate. On September 25, 1999, Banco de la República decided to abandon the band system and adopt a free-floating exchange rate system. This change was made only after an initial agreement with the IMF for an Extended Fund Facility had been reached, evidencing a commitment by multilateral organizations to support the Colombian economic program. The transition to the floating foreign exchange regime did not result in a significant deterioration of the exchange rate. The floating exchange rate system continues in place.

The general legal principles of Colombia’s foreign exchange controls, including tradability of the currency, and international investments regulations were established by Law 9 of 1991. Pursuant to these powers and to those established in Law 31 of 1992, Banco de la República enacted External Resolution No. 1 of 2018 and Regulation DCIP-83, and the Ministry of Finance and Public Credit enacted Decree No. 1068 of 2015, as amended, which together with External Resolution No. 1 of 2018, are referred to as the “Foreign Investment Statute”.

The Foreign Investment Statute establishes two types of markets for foreign currency exchange:

•

The controlled foreign exchange market, or the FX market, which consists of all foreign exchange transactions which must be mandatorily conducted through foreign exchange intermediaries (i.e., commercial and mortgage banks, financial corporations, commercial finance companies, Financiera de Desarrollo Nacional, Banco de Comercio Exterior, financial cooperatives and local stock broker dealers) or compensation accounts (i.e., offshore bank accounts registered with the Banco de la República and subject to periodic reports before the Colombian authorities). Payments between Colombian residents and foreign residents in respect of foreign investments, imports, exports, foreign indebtedness, derivative transactions and guarantees in foreign currency, among others, must be conducted through the FX market; and

•	The free market, which consists of all other transactions that are not mandatorily traded on the FX market.

Banco de la República considers exchange rate flexibility a fundamental element to achieve its objectives of a low and stable inflation rate, growth close to its potential and the preservation of financial stability and liquidity in the payment system. Nonetheless, Banco de la República, as the country’s foreign exchange authority, has the power to intervene in the foreign exchange market. Such intervention does not limit exchange rate flexibility, does not seek to fix or achieve any particular level for the exchange rate and pursues objectives compatible with the inflation targeting strategy. Specifically, foreign exchange intervention by Banco de la República is intended to (i) increase the level of international reserves to reduce external vulnerability and improve access to external credit; (ii) mitigate movements in the exchange rate that do not clearly reflect the performance of the economy’s fundamentals and may negatively affect inflation and economic activity; and (iii) curb rapid and sustained deviations of the exchange rate from its trend, so as to avoid disorderly performance in financial markets.

Banco de la República’s regulations also establish a deposit requirement for all foreign currency denominated loans granted to Colombian residents from non-residents or from FX market intermediaries. The deposit requirement operates as a condition precedent to the disbursement of the funds. Currently, the deposit requirement is equal to 0% of the disbursements made under the loan, so in practice, as of April 1, 2021, no deposit that must be posted with Banco de la República by debtors of foreign currency loans.

On September 27, 2021, the Representative Market Rate published by the Financial Superintendency for the payment of obligations denominated in U.S. dollars was Ps. 3,844.88=U.S. $1.00, compared to Ps. 3,867.81=U.S. $1.00 on September 27, 2020. During the 12-month period ended September 27, 2021, the Representative Market Rate reached a high of Ps. 3,988.27=U.S. $1.00 on August 10, 2021 and a low of Ps. 3,410.82=U.S. $1.00 on December 18, 2020.

International Reserves

As of December 31, 2016, gross international reserves amounted to U.S. $46,682.8 million. As of December 31, 2017, gross international reserves increased by U.S. $954.4 million to U.S. $47,637.2 million. As of December 31, 2018, gross international reserves increased by U.S. $764.3 million to U.S. $48,401.5 million. As of December 31, 2019 gross international reserves increased by U.S. $4,772.7 million to U.S. $53,174.2 million. As of December 31, 2020, gross international reserves increased by U.S. $5,865.1 million to U.S. $59,039.3 million. As of August 31, 2021, gross international reserves increased to U.S. $58,854.4 million from U.S. $57,193.1 million as of August 31, 2020.

From February 2015 to September 2018, Banco de la República did not increase its international reserves. On October 1, 2018, Banco de la República initiated a program to accumulate international reserves with an initial auction of up to U.S. $400 million. As of May 22, 2020, Banco de la República had accumulated U.S. $1,878.4 million in eight auctions, with the last auction held on April 30, 2019. On May 4, 2020, to increase international reserves, Banco de la República purchased U.S. $2.0 billion through the General Directorate of Public Credit and National Treasury of the Ministry of Finance and Public Credit at the TRM in effect on that day. On December 2, 2020, in line with its long-term external risk coverage policy, Banco de la República purchased U.S. $1.5 billion from the Government at the TRM in effect on that day.

As established by Decree 4712 of 2008 and in accordance with the technical criteria established by Resolution No. 262 of February 11, 2011, which governs the administration of excess liquidity, the General Directorate of Public Credit and the National Treasury is allowed to perform any transaction that Colombia may require in the foreign exchange market, including the purchase of foreign exchange in such amounts and at such times as it may determine from time to time and derivatives operations that consist of swaps and forward contracts over foreign exchange. As of September 27, 2021, the General Directorate of Public Credit and National Treasury had no current position in swaps and forward contracts over foreign exchange.

On May 22, 2012, the Government issued Decree 1076 of 2012, which established a system to administer the FAE. Based on Legislative Act No. 05 of 2011, up to 30% of the income from the General System of Royalties will be disbursed to the Savings and Stabilization Fund. The General Directorate of Public Credit and National Treasury is responsible for transferring such royalties to the Savings and Stabilization Fund, which is managed by Banco de la República. For this purpose, the General Directorate of Public Credit and National Treasury, at its sole discretion, may buy dollars in the secondary market. Royalties are derived from natural resources, such as oil, coal and other mining activities. On March 21, 2020, the Government issued Decree 444 of 2020, which established that the Central Government could borrow money from the FAE to attend the national emergency due to the COVID-19 pandemic. As of December 31, 2020, transfers in dollars into the Savings and Stabilization Fund since inception totaled U.S. $4.0 billion.

Public Sector Finance

General

On June 10, 2021, the Government published its Medium-Term Fiscal Framework, which reflects the adjustments that the Government made in its economic expectations after the implementation of measures to control the spread of the COVID-19 pandemic during 2020, which, together with an environment dominated by global uncertainty, led to a revision of the GDP growth forecast to 6.0% in 2021 and 4.3% in 2022, driven primarily by private consumption and investment, as well as moderate growth in government consumption.

For 2022, the fiscal deficit of the Central Government is projected to be 7.0% of GDP, 1.7% lower than the preliminary deficit of 8.6% of GDP projected for 2021. This result is mainly explained by the decrease in spending on the COVID-19 pandemic and economic reactivation plan.

As the effects of the COVID-19 pandemic gradually dissipate, in 2022, the Government expects to begin to gradually reduce the fiscal deficit. The Social Investment Law is a fundamental part of the fiscal strategy contemplated, as it maintains social support while the economy continues to recover.

The figures set forth in this “—Public Sector Finance” section represent the Government’s assumptions as of June 10, 2021, of the 2021 Colombian economy. While the Government believes that these assumptions and targets were reasonable when made, some are beyond the control or significant influence of the Government, and actual outcomes will depend on future events. Accordingly, no assurance can be given that economic results will not differ materially from the figures set forth above.

Social Investment law (Ley Inversión Social)

On July 20, 2021, the Government submitted a fiscal bill to Congress called the Ley de Inversión Social or Law No. 2155 of 2021 (“Law No. 2155”) which was approved and sanctioned on September 14, 2021 by President Duque. Law No. 2155 includes a set of measures intended to protect the most vulnerable population, reactivate economic activity and stabilize public finances. Additionally, Law No. 2155 is a result of a consensus with different political and social actors, and seeks to collect Ps. 15.2 trillion per year of permanent resources through a set of actions that will not affect individuals or alter the VAT rate. Finally, Law No. 2155 added Ps. 10.9 trillion in revenue to the General Budget of the Nation for 2021.

Law No. 2155 contains as one of its main pillars an austerity plan, expected to generate recurrent savings of Ps. 1.9 trillion annually on average between 2022 and 2032. This plan will generate reductions in public expenses and limit the growth in personnel expenses and bureaucracy, among others.

Another big pillar of Law No. 2155 is the fight against tax evasion. Law No. 2155 aims to increase tax revenues by Ps. 2.7 trillion annually, derived from the tools and measures implemented to aid the tax administration’s monitoring and compliance activities. These measures include the issuance of the RUT (tax registration) and suggested income tax returns to people who do not comply with their tax obligations, among others.

With Law No. 2155, the Government expects a significant increase in tax revenues, derived from corporate taxation, of about Ps. 11 trillion per year. The permanent sources of this additional revenue are expected to be: (i) the reduction to 50% (deleting the extension to 100% that would be in place from 2022) of the Industry and Commerce Tax—ICA (municipal turnover tax) tax credit in the corporate income tax, which would generate additional revenues of Ps. 3.9 trillion per year, and (ii) an increase in the corporate income tax rate to 35% (yielding Ps. 6.7 trillion annually in tax revenue). Law No. 2155 also contemplates the following temporary sources of additional revenues: (i) a corporate income tax surcharge to the financial sector of three percentage points until 2025 and (ii) a normalization tax to incentivize the report of the assets of Colombians abroad.

As a complementary measure to boost economic activity and household consumption, Law No. 2155 allows the Government to regulate the use of electronic commerce to establish up to three days per year free of VAT.

Also, as an indirect result of Law No. 2155, the Government expects an increase in revenues and, consequently, expects an increase in the transfers to subnational governments through the Sistema General de Participaciones. These transfers are used to finance expenditures mostly in education and health.

The expected use of proceeds derived from Law No. 2155 between 2021 and 2022 are, among others: (i) Ps. 10.1 trillion for the extension to December 2022 of the Ingreso Solidario program (Solidary Income), of which Ps. 2.9 trillion are budgeted for 2021 and Ps. 7.2 trillion are for 2022, to provide a minimum income to socioeconomically vulnerable households that are not beneficiaries of any other cash transfer program of the national Government, (ii) Ps. 0.8 trillion for programs that promote employment for youth and the rest of the population through partial wage subsidies for new workers, (iii) Ps. 1.1 trillion for the extension of payrolls subsidies (PAEF) until December 2021, (iv) Ps. 1.0 trillion to provide permanent access to higher education for vulnerable students and (v) additional spending in 2021 to promote economic activity.

Furthermore, Law No. 2155 aims to strengthen fiscal sustainability to ensure sustainable financing of social spending through a strengthening of the independence and operational capacity of the Fiscal Rule Committee, the establishment of a limit for public debt (71% of GDP) and sets goals for the fiscal balance to move public debt towards the prescribed limit.

Law No. 2155’s changes to the fiscal rule’s parameters are based on the following main principles: (i) reaching a stable public debt at prudential levels, (ii) redefining fiscal balance targets in order to include one-time transactions and reduce biases that may affect the estimation of structural balance targets, (iii) establishing a correction mechanism in fiscal balance targets that internalizes changes in debt levels and ensures their convergence to the debt limit and (iv) establishing a transition regime, considering the effects of the COVID-19 pandemic on public finance.

2022 Budget

On August 24, 2021, the Ministry of Finance presented to Congress the draft General Budget of the Nation for 2022 amounting to Ps. 350.4 trillion, a 3.8% increase over the 2021 budget.

The budget was structured based on the Medium-Term Fiscal Framework and has three main goals: protection of the most vulnerable population, reactivation of the economy and fiscal sustainability. The investment budgets for social inclusion and reconciliation, education, and health and social protection increased by 39.9%, 16.2% and 21.6%, respectively, compared to 2021. The investment budget for transportation infrastructure increased by 13.5% compared to 2021. The investment budget for housing also increased by 19.6% compared to budget figures for the 2018-2020 period.

On September 22, 2021, the joint Senate and Chamber Economic Commission approved the draft General Budget of the Nation for 2022 in the first debate. The Commission’s discussion focused on the importance of social spending, transfers to the public pension fund, Colpensiones, and the amendment to the Ley de Garantías Electorales. With respect to social spending, the budget includes increases in investment for social inclusion and reconciliation, education, and health and social protection. With respect to Colpensiones, the budget allows members of private pension funds who have made contributions for at least 750 weeks (and are over the age of 52, for men, or over the age of 47, for women) to transfers their funds to Colpensiones. With respect to the Ley de Garantías Electorales, the budget contains an amendment that allows national and regional governmental entities to enter into administrative agreements to coordinate the execution of public funds.

Public Sector Debt

Colombia’s ratio of total net non-financial public sector debt to GDP was 42.9% in 2016 and increased to 44.2% in 2017, 45.9% in 2018 and 47.6% in 2019. For the year ended December 31, 2020, the ratio of total net non-financial public sector debt to GDP increased to 61.8%, mainly due to the increase in debt of the Central Government.

Public Sector Internal Debt

As of August 31, 2021, the Central Government’s total direct internal funded debt (with an original maturity of more than one year) was Ps. 410.6 trillion, compared to Ps. 371.5 trillion as of August 31, 2020. The Central Government’s internal funded debt (i.e., long-term debt with an original maturity of more than one year) was U.S. $122.2 billion (Ps. 419.6 trillion) on December 31, 2020, an increase of 10.0% in dollar terms (a 15.2% increase in peso terms) from the U.S. $111.1 billion (Ps. 364.2 trillion) outstanding on December 31, 2019.

On December 30, 2020, the Central Government signed an investment loan in the amount of Ps. 181,759,500,000 with the Inter-American Development Bank (“IDB”) to finance the Drinking Water and Sanitation Program for the Department of La Guajira, which will be executed by the Ministry of Housing, City and Territory, with the aim of improving the population’s access to continuous potable water and adequate sanitation. Colombia is the first country in the southern hemisphere to sign a sovereign loan with the IDB in local currency. This loan is expected to reduce exchange risk and extend the average term of the public debt while contributing to the development of the local capital market.

On September 29, 2021 the Ministry of Finance and Public Credit auctioned Ps. 750,000,000 in green treasury bonds due 2031. The proceeds will be used to fund eligible green projects, such as clean transportation and water management, as detailed in Colombia’s Sovereign Green Bond Framework, adopted in July 2021.

The following table shows the direct internal funded debt of the Central Government as of August 31, 2021 by type:

Central Government: Internal Public Funded Debt—Direct Funded Debt

(in millions of Ps.)

	At August 31, 2020	At August 31, 2021
	(in million COP)	(in million COP)
Treasury Bonds	Ps. 320,438,415	Ps. 367,222,315
Treasury Bonds (short term)	14,104,999	12,386,999
Pension Bonds	7,927,576	7,104,312
Peace Bonds	1,058	845
Constant Value Bonds	1,311,317	0
Others(1)	1,767,726	1,883,199
Security Bonds	1	1
Treasury notes	27,352,582	21,673,486
Solidarity notes	12,719,621	12,719,620

Total	385,623,294	422,990,777

Total may differ due to rounding. (1) Includes other assumed debt.

Source: Deputy Directorate of Risk—Ministry of Finance.

Total direct internal floating debt (i.e., short-term debt with an original maturity of one year or less) of the Central Government was Ps. 57.2 billion as of September 27, 2021.

Public Sector External Debt

The following tables show the total external funded debt of the public sector (with an original maturity of more than one year) by type and by creditor:

Public Sector External Funded Debt by Type(1)

	As of July 31, 2020		As of July 31, 2021
Central Government	U.S. $	60,297	U.S. $	69,918
Public Entities(2)
Guaranteed		1,938		1,664
Non-Guaranteed		22,695		21,422

Total External Funded Debt	U.S. $	84,930	U.S. $	93,005

(1)

Provisional; subject to revision. Includes debt with an original maturity of more than one year. Debt in currencies other than U.S. dollars has been converted into U.S. dollars using exchange rates as of July 31, 2020 and July 31, 2021, respectively.

(2)	Includes Banco de la República, public agencies and entities, departments and municipal governments and state-owned financial entities.

Source: Debt Database—Ministry of Finance.

Public Sector External Funded Debt by Creditor(1)

	As of July 31, 2020		As of July 31, 2021

	(in millions of U.S. dollars)
Multilaterals	U.S. $	25,082	U.S. $	31,123
IDB		10,863		10,316
World Bank		11,846		12,893
Others		2,373		7,914
Commercial Banks		4,969		4,347
Export Credit Institutions		2,803		3,045
Bonds		47,078		49,308
Foreign Governments		4,995		5,179
Suppliers		3		3

Total	U.S. $	84,930	U.S. $	93,005

Total may differ due to rounding.

(1)

Provisional; subject to revision. Debt with an original maturity of more than one year. Debt in currencies other than U.S. dollars has been converted into U.S. dollars using exchange rates as of July 31, 2020 and July 31, 2021, respectively.

Source: Debt Registry Office Ministry of Finance.

On October 6, 2021, Moody’s affirmed Colombia’s long-term foreign currency rating at Baa2, and changed the outlook to stable from negative.